DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: 82-34989

RECEIVED
2007 JUL 30 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20th July 2007



FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 4th June to 18th July 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Guy Johnson
Company Secretary

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

T:\Word\Sarah\Debs PLC May 2006\SEC\L-USA - Guy.DOC

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 04/06/2007

RNS Number:7089X
Debenhams plc
04 June 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Debenhams PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation(1): Mellon Financial Corporation

4. Full name of shareholder(s) (if different from 3.)(1): The Boston Company Asset Management, LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1): 30/4/07

6. Date on which issuer notified: 1/6/07

7. Threshold(s) that is/are crossed or reached: 5

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares	Situation previous to the Triggering transaction (1)	Resulting situation after the triggering transaction(1)

if possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	43,052,316	43,052,316			30,579,196		3.56%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,579,196	3.56%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Mellon Financial Corporation is making this disclosure as the ultimate parent company of The Boston Company Asset Management, LLC

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:
14. Contact name: Guy Johnson
Company Secretary
15. Contact telephone number: 020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFLLRAISIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 06/06/2007

RNS Number:8542X
Debenhams plc
06 June 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

4/6/07

6. Date on which issuer notified:

5/6/07

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

Class/type of shares
ISIN: GB00B126KH97

A: Voting rights attached to shares
Situation previous to the triggering transaction: Number of shares 26,520,178 (direct), number of voting rights 26,520,178 (direct).
Resulting situation after the triggering transaction: Number of shares below 3% (direct), number of voting rights below 3% (direct), % of voting rights below 3% (direct).

B: Financial Instruments

N/A

Total A +B

Number of voting rights below 3 ,   of voting rights below 3%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:
Guy Johnson
Company Secretary

15. Contact telephone number:
020 7408 3529

END
HOLIIFLARRIRIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Director/PDMR Shareholding

Released: 07/06/2007

RNS Number:9961X
Debenhams plc
07 June 2007

NOTIFICATION OF INTERESTS OF PDMRs AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of PDMR

Paul Pindar

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Paul Pindar

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Pindar

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The purchase of shares by Paul Pindar, a director of Debenhams plc.

7. Number of shares / amount of stock acquired

75,000 shares.

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

None

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

130.75p

13. Date of transaction

7th June 2007

14. Date company informed

7th June 2007

15. Total holding following this notification

228,846 shares

16. Total percentage holding of issued class following this notification

0.03%

If a PDMR has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

7.6.07

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAKKXEAEXEFE

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 12/06/2007

RNS Number:1818Y
Debenhams plc
12 June 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc

2. Reason for the notification
An acquisition or disposal of voting rights No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes
An event changing the breakdown of voting rights No
Other (please specify) N/A

3. Full name of person(s) subject to the notification obligation:
Unity Investments ehf. and Unity One ehf.

4. Full name of shareholder(s) (if different from 3):
JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
7th June (3% threshold crossed), 8th June (4% threshold crossed) and 11th June 2007

6. Date on which issuer notified:
11th June 2007

7. Threshold(s) that is/are crossed or reached
3% threshold crossed on 7/6/2007
4% threshold crossed on 8/6/07

8. Notified details:

A: Voting rights attached to shares
Class/type of shares If possible using ISIN code N/A
Situation previous to the triggering transaction
Number of shares - N/A
Number of voting rights - N/A
Resulting situation after the triggering transaction
Number of shares - N/A
Number of voting rights - Direct N/A
Number of voting rights - Indirect N/A
Percentage of voting rights - Direct N/A
Percentage of voting rights - Indirect N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument - Total return swap with an option for physical settlement
Expiration date - 27/2/2008
Exercise/conversion period/date - Anytime
No. of voting rights that may be acquired (if the instrument exercised/ converted) - 41,833,000
Percentage of voting rights - 4.87

Total A +B
Number of voting rights - N/A
Percentage of voting rights - N/A
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.
Unity One ehf. is controlled by Unity Investments ehf.
Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rghts proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional Information:

14. Contact Name:
Guy Johnson
Company Secretary

15. Contact telephone number:
020 7408 3529

END
HOLIIFLDRFIFLID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 22/06/2007

RNS number:8862Y
Debenhams plc
22 June 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes

An event changing the breakdown of voting rights No

Other (please specify) N/A

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf. and Unity One ehf.

4. Full name of shareholder(s) (if different from 3):

JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20th June 2007 (5% threshold crossed), 21st June and 22nd June 2007 (6% threshold crossed)

6. Date on which issuer notified:

22nd June 2007

7. Threshold(s) that is/are crossed or reached

5% threshold crossed on 20/6/2007
6% threshold crossed on 22/6/07

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using ISIN code N/A

Situation previous to the triggering transaction

Number of shares - N/A

Number of voting rights - N/A

Resulting situation after the triggering transaction

Number of shares - N/A

Number of voting rights - Direct N/A

Number of voting rights - Indirect N/A

Percentage of voting rights - Direct N/A

Percentage of voting rights - Indirect N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 51,633,000

Percentage of voting rights - 6.01%

Total A +B

Number of voting rights - 51,633,000

Percentage of voting rights - 6.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Unity One ehf. is controlled by Unity Investments ehf.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

RNS ANNOUNCEMENTS

REG-Debenhams plc Director Declaration

Released: 22/06/2007

RNS Number:9157Y
Debenhams plc
22 June 2007

DEBENHAMS PLC DIRECTOR'S DECLARATION

In accordance with Listing Rule 9.6.14 Debenhams announces that it has been notified by Mr Dennis Millard, a Non-Executive Director of Debenhams plc, that he will be appointed a Non-Executive Director of Premier Farnell plc with effect from 1st September 2007

For further information, please contact:
Guy Johnson
Company Secretary
020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDNSELFWESWSEIM

RNS ANNOUNCEMENTS

REG-Debenhams plc Director Declaration

Released: 27/06/2007

RNS Number:1008Z
Debenhams plc
27 June 2007

DEBENHAMS PLC DIRECTOR'S DECLARATION

In accordance with Listing Rule 9.6.14 Debenhams announces that it has been notified by Mr Dennis Millard, a Non-Executive Director of Debenhams plc, that he was appointed a Non-Executive Director of EAG Limited on 3 June 2007 and that EAG Limited was admitted to listing on the Alternative Investment Market on 26th June 2007.

For further information, please contact:

Guy Johnson
Company Secretary
020 7408 3529

END
RDNSELSUWSWSEFM

RNS ANNOUNCEMENTS

REG-Debenhams plc Blocklisting Interim Review

Released: 27/06/2007

RNS Number:1386Z
Debenhams plc
27 June 2007

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 June 2007

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams 2006 Executive Share Option Plan

3. Period of return:

From 28 December 2006 To 27 June 2007

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Guy Johnson

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRFRMITMMBTBFR

RNS ANNOUNCEMENTS

REG-Debenhams plc Blocklisting Interim Review

Released: 27/06/2007

RNS Number:1396Z
Debenhams plc
27 June 2007

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 June 2007

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams Performance Share Plan

3. Period of return:

From 28 December 2006 to 27 June 2007

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Guy Johnson

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRFRMITMMTTBTR

RNS ANNOUNCEMENTS

REG-Debenhams plc Dublin Store

Released: 27/06/2007

RNS Number:1629Z
Debenhams plc
27 June 2007

Dublin Store

Debenhams is pleased to announce that following on from the Roches acquisition in September 2006 it has agreed terms to assign the lease on its Dublin based Jervis Street store to Arnotts. Debenhams will continue to trade in Dublin city centre from the 140,000sq ft major flagship store on Henry Street.

It is expected that the transaction will be earnings enhancing for Debenhams immediately from completion and will result in an exceptional non-cash asset write down of Jervis Street fixtures and leasehold improvements along with some restructuring costs. In aggregate these are expected to total approximately £13m and will be accounted for in the current year.

Enquiries:

College Hill
Duncan Murray 020 7457 2020

Debenhams plc
Chris Woodhouse, Finance Director 020 7408 3229

END
MSCDDLFLDQBBBBQ

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 12/07/2007

RNS Number:1200A
Debenhams plc
12 July 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes

An event changing the breakdown of voting rights No

Other (please specify) N/A

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf., and Baugur Group hf.

4. Full name of shareholder(s) (if different from 3):

JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

5th July 2007 (7% threshold crossed), 6th July and 9th July

6. Date on which issuer notified:

9th July 2007

7. Threshold(s) that is/are crossed or reached

7% threshold crossed on 05/07/2007

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using ISIN code N/A

Situation previous to the triggering transaction

Number of shares - N/A

Number of voting rights - N/A

Resulting situation after the triggering transaction

Number of shares - N/A

Number of voting rights - Direct N/A

Number of voting rights - Indirect N/A

Percentage of voting rights - Direct N/A

Percentage of voting rights - Indirect N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 58,449,121

Percentage of voting rights - 6.805%

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 8,805,413

Percentage of voting rights - 1.025%

Total A +B

Number of voting rights - 67,254,534

Percentage of voting rights - 7.83

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (1.025%).

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFVTDFIFLID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 16/07/2007

RNS Number:2839A
Debenhams plc
16 July 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

Credit Suisse Securities (Europe) Limited,
Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11/7/07

6. Date on which issuer notified:

13/7/07

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

Class/type of shares
ISIN: ORD-GB00B126KH97

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of shares 26,703,885, number of voting rights 26,703,885 (direct), % of voting rights 3.1% (direct).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 26,703,885, ' of voting rights 3.1`.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercisies its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLIIFEADDIRLID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 16/07/2007

RNS Number:3419A
Debenhams plc
16 July 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc
2. Reason for the notification
An acquisition or disposal of voting rights No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes
An event changing the breakdown of voting rights No
Other (please specify) N/A
3. Full name of person(s) subject to the notification obligation:
Unity Investments ehf., Unity One ehf., and Baugur Group hf.
4. Full name of shareholder(s) (if different from 3):
JP Morgan Securities Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
12th July 2007 (8% threshold crossed), 13th July (9% threshold crossed) and 16th July
6. Date on which issuer notified:
16th July 2007
7. Threshold(s) that is/are crossed or reached
8% threshold crossed on 12/07/2007
9% threshold crossed on 13/07/2007
8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using ISIN code N/A
Situation previous to the triggering transaction
Number of shares - N/A
Number of voting rights - N/A
Resulting situation after the triggering transaction
Number of shares - N/A
Number of voting rights - Direct N/A
Number of voting rights - Indirect N/A
Percentage of voting rights - Direct N/A
Percentage of voting rights - Indirect N/A
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument - Total return swap with an option for physical settlement
Expiration date - 27/2/2008
Exercise/conversion period/date - Anytime
No. of voting rights that may be acquired (if the instrument exercised/ converted) - 58,452,121

Percentage of voting rights - 6.805
Type of financial instrument - Total return swap with an option for physical settlement
Expiration date - 27/2/2008
Exercise/conversion period/date - Anytime
No. of voting rights that may be acquired (if the instrument exercised/ converted) - 19,131,815
Percentage of voting rights - 2.227.
Total A +B
Number of voting rights - 77,583,936
Percentage of voting rights - 9.032.
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.
Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (2.227).

Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rghts proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional Information:

14. Contact Name:
Guy Johnson
Company Secretary

15. Contact telephone number:
020 7408 3529

END
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DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 17/07/2007

RNS Number:4103A
Debenhams plc
17 July 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc
2. Reason for the notification
An acquisition or disposal of voting rights
3. Full name of person(s) subject to the notification obligation:
Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
11/07/2007
6. Date on which issuer notified:
17/07/2007
7. Threshold(s) that is/are crossed or reached
Decrease from 4% to 3.95%
8. Notified details:
Sale of 457,341 shares
A: Voting rights attached to shares
ISIN GB00B126KH97
Situation previous to the triggering transaction: Number of shares 34,377,917, Number of Voting Rights 4.00%.
Resulting situation after the triggering transaction: Number of shares : Direct N/A, Indirect 33,920,576; % of voting rights: Direct N/A, Indirect 3.95%.
B: Financial Instruments
N/A
Total A +B
Number of voting rights 33,920,576, % of voting rights 3.95%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.
Newton Investment Management Limited hold these shares as a discretionary investment manager
Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rghts proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary
15. Contact telephone number:
020 7408 3529

END
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http://www.debenhamsplc.com/deb/rns/rnsitem?id=1184689309nRNSQ4141A 18/07/2007

Number of voting rights Direct below 3., Indirect N/A;

Percentage of voting rights Direct below 3%, Indirect N/A.

B: Financial Instruments

N/A

Total A +B
Number of voting rights Below 3 , of voting rights Below 3'.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFLDDTIDLID

END